FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                    HSBC SELLS AUSTRALIAN ASSET MANAGEMENT
                   BUSINESS TO CHALLENGER FINANCIAL SERVICES

HSBC has entered into an agreement to sell its Australian asset management subsidiary, HSBC Asset Management (Australia) Limited (AMAU), to Challenger Financial Services Group Limited (Challenger) for a consideration of A$21.9 million (approximately US$17.4 million).

Based in Melbourne, AMAU had funds under management of A$3.5 billion at end-2004. It has been providing investment advice to clients since 1981, offering a range of products including unit trusts, wholesale funds, personal superannuation and allocated pensions.

Challenger, headquartered in Sydney, is a financial services company focused on three core businesses including life insurance (annuities), funds management and administration and mortgage financing.

Blair Pickerell, Chief Executive Asia-Pacific of HSBC Asset Management, said:
"Our new global strategy for investment management places a strong emphasis on the development of best-in-class investment solutions, incorporating 'open architecture' when appropriate. To succeed, we will need to focus on the strongest of our global investment capabilities. In Australia, we have decided to focus on developing investment solutions based on an 'open architecture' platform, rather than in-house investment management."

Completion of the transaction is subject to obtaining the necessary regulatory approvals.

Notes to editors

1. HSBC Asset Management Services
HSBC Asset Management Services (AMS) is the name used to describe the core and associated specialist asset management companies of the HSBC Group. AMS companies provide investment management solutions to institutional, corporate and financial intermediary clients worldwide. Companies within AMS are HSBC Asset Management, the core global business, plus the companies dedicated to specialist areas. These include Sinopia for quantitative, structured and guaranteed investment solutions, HSBC Specialist Investments for property and infrastructure investments, HSBC Alternative Investments for single-manager alternative investment strategies, and HSBC Multimanager, offering independent fund selection and fund of fund management services. AMS companies have funds under management of US$222 billion at 31 December 2004.

2. The HSBC Group
HSBC Holdings plc is headquartered in the UK. The HSBC Group serves over 110 million customers worldwide from over 9,800 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,277 billion at 31 December 2004, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

3. Challenger Financial Services Group Limited
Challenger Financial Services Group Limited is an Australian domiciled, publicly listed financial services company. Challenger is comprised of three core businesses, Challenger Life, Challenger Wholesale Finance and Challenger Wealth Management. Assets under management and administration totalled A$28.3 billion at 31 December 2004.


 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  21st March, 2005